Exhibit 99.1

Baja Mining Corp.

Condensed Interim Consolidated Financial Statements
- Unaudited
March 31, 2011
(expressed in thousands of US dollars)

Baja Mining Corp.
Condensed Consolidated Balance Sheets - Unaudited
As at March 31, 2011, December 31, 2010 and January 1, 2010
(expressed in thousands of US dollars, unless stated otherwise)

	March 31,	December 31,	January 1,
	2011	2010	2010
		(note 18)	(note 18)
ASSETS

Cash and cash equivalents	54,630	48,151	5,969
Short-term deposits	20,580	-	15,608
Other receivables	6,033	3,272	856
Deposits and prepaid expenses	142	764	86
Current assets	81,385	52,187	22,519

Restricted cash (note 5)	64,252	103,342	-
Other receivables	494	483	-
Deposits	6,545	-	-
Deferred financing costs (note 6)	31,272	30,648	5,881
Mineral properties (note 7)	237,498	193,767	141,658
Property, plant and equipment (note 8)	16,326	7,057	1,594
Derivative asset	3,749	3,746	-

Total assets	441,521	391,230	171,652

LIABILITIES AND EQUITY

Accounts payable and accrued liabilities	26,535	14,571	3,644
Current portion of environmental liabilities (note 9)	-	328	337
Income taxes payable	-	-	804
Current liabilities	26,535	14,899	4,785

Environmental liabilities (note 9)	2,441	359	443
Subordinated long-term debt (note 11)	114,241	75,087	21,144
Derivative liabilities (note 12)	103,866	72,730	-

Total liabilities	247,083	163,075	26,372

Share capital (note 13)	285,242	284,029	97,191
Contributed surplus	103,156	102,147	125,271
Deficit	(179,576)	(146,762)	(77,182)
Accumulated other comprehensive income	18,710	11,877	-

Shareholders’ equity	227,532	251,291	145,280
Non-controlling interests	(33,094)	(23,136)	-

Total equity	194,438	228,155	145,280

Total liabilities and equity	441,521	391,230	171,652

Senior long-term debt facilities (note 10)
Commitments (note 16)

Approved by the Board and authorized for issue on June 9, 2011.

/s/ John Greenslade	Director	/s/ Graham Thody	Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
For the three month ended March 31, 2011 and 2010
(expressed in thousands of US dollars, unless stated otherwise)

Condensed Consolidated Statements of Operations - Unaudited

	2011	2010
		(note 18)
Expenses
General and administration	594	140
Wages and subcontractors	978	748
Stock-based compensation (note 13(c))	1,633	263
Depreciation and accretion	340	26
Management and directors fees (note 14)	153	44
Professional and consulting fees	569	287
Research	167	99
Shareholders information	324	166
Impairment charges	1,000	-

Loss before other items	(5,758)	(1,773)

Foreign exchange loss	(5,424)	(2,746)
Fair value adjustment on derivative contracts	(31,220)	-
Net financing cost and other income	137	5

Loss before tax	(42,265)	(4,514)

Taxation expense	(507)	-

Loss for the period	(42,772)	(4,514)

Loss for the period attributable to:
Shareholders of the Company	(32,814)	(4,385)
Non-controlling interests	(9,958)	(129)

Basic and diluted loss per share for the period	(0.10)	(0.03)
Weighted average number of shares outstanding – basic and diluted	334,653,087	143,462,908

Condensed Consolidated Statements of Comprehensive Loss - Unaudited

	2011	2010
		(note 18)
Loss for the period	(42,772)	(4,514)

Other comprehensive income
Currency translation adjustment	6,833	3,198

Total Comprehensive loss	(35,939)	(1,316)

Total comprehensive loss attributable to:
Shareholders of the Company	(25,981)	(1,187)
Non-controlling interests	(9,958)	(129)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Condensed Consolidated Statement of Changes in Equity- Unaudited
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
					other		Non -
	Share capital		Contributed		comprehensive		controlling
	Number	Amount	surplus	Deficit	income	Total	interests	Total

Balance – January 1, 2010	143,394,337	97,191	125,271	(77,182)	-	145,280	-	145,280
Loss for the period	-	-	-	(4,385)	-	(4,385)	(129)	(4,514)
Currency translation adjustment	-	-	-		3,198	3,198		3,198
Exercise of stock options	507,500	418	(230)	-	-	188	-	188
Stock-based compensation expense	-	-	394	-	-	394	-	394
Fair value differential of loans from non-controlling interests	-	-	1,707	-	-	1,707	-	1,707
Balance – March 31, 2010	143,901,837	97,609	127,142	(81,567)	3,198	146,382	(129)	146,253
Total comprehensive loss	-	-	-	(65,195)	-	(65,195)	(23,007)	(88,202)
Currency translation adjustment	-	-	-		8,679	8,679		8,679
Bought deal financing, net of share issuance costs	189,200,000	185,767	-	-	-	185,767	-	185,767
Exercise of stock options	1,071,250	653	(275)	-	-	378	-	378
Stock-based compensation expense	-	-	1,038	-	-	1,038	-	1,038
Fair value of warrants issued	-	-	3,901	-	-	3,901	-	3,901
Fair value differential of loans from
non-controlling interests	-	-	4,103	-	-	4,103	-	4,103
Modification of loans from non-controlling interests	-	-	(33,762)	-	-	(33,762)	-	(33,762)
Balance – December 31, 2010	334,173,087	284,029	102,147	(146,762)	11,877	251,291	(23,136)	228,155
Total comprehensive loss	-	-	-	(32,814)	-	(32,814)	(9,958)	(42,772)
Currency translation adjustment	-	-	-		6,833	6,833		6,833
Exercise of stock options	1,000,000	1,213	(807)	-	-	406	-	406
Stock-based compensation expense	-	-	2,473	-	-	2,473	-	2,473
Fair value differential of loans from non-controlling interests	-	-	(657)	-	-	(657)	-	(657)
Balance – March 31, 2011	335,173,087	285,242	103,156	(179,576)	18,710	227,532	(33,094)	194,438

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Condensed Consolidated Statement of Cash flows - Unaudited
For the three month ended March 31, 2011 and 2010
(expressed in thousands of US dollars, unless stated otherwise)

	2011	2010
		(note 18)
Cash flows from operating activities
Loss for the period	(42,772)	(4,514)
Items not affecting cash
Depreciation and accretion	340	26
Stock-based compensation expense	1,633	263
Unrealized foreign exchange	5,435	2,748
Fair value adjustment on derivative contracts	31,220	-
Impairment charges	1,000	-
Income tax provision	507	-
	(2,637)	(1,477)
Income tax paid	-	(804)
Special warrants liability payment	(333)	(333)
Net changes in working capital balances
Other receivables	(2,741)	(212)
Deposits and prepaid expenses	637	(26)
Accounts payable and accrued liabilities	2,142	262
	(2,932)	(2,590)

Cash flows from investing activities
Redemption of (investment in) short term deposits	(20,580)	8,608
Expenditure on mineral properties	(29,341)	(5,645)
Acquisition of property, plant and equipment	(10,022)	(168)
Reduction of restricted cash	39,318	-
Increase in other long-term receivables	-	(462)
Increase in long-term deposits	(6,545)	-
	(27,170)	2,333

Cash flows from financing activities
Net proceeds from issuance of common shares	406	188
Expenditure on deferred financing costs	(744)	(317)
Proceeds from subordinated long-term debt	36,000	1,950
	35,662	1,821

Effect of exchange rate changes on cash and cash equivalents	919	437

Increase in cash and cash equivalents	6,479	2,001
Cash and cash equivalents - Beginning of period	48,151	5,969

Cash and cash equivalents - End of period	54,630	7,970

Supplemental cash flow information (note 17)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of Operations

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTC:QX International.

During 2010, the Company commenced construction of a mine at its Boleo Project after completion of debt and equity financings (notes 10 and 11).

2	Basis of preparation and first-time adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and IFRS 1 First-time adoption of International Financial Reporting (“IFRS 1”). Subject to certain transition elections disclosed in Note 18, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at January 1, 2010, and throughout all period presented, as if these policies had always been in effect. Note 18 discloses the impact of transition to IFRS on our reported balance sheet, results of operations and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 and interim period ended March 31, 2010.

The policies applied in these condensed interim consolidated financial statements are those based on IFRS effective as of June 9, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010. Note 18 discloses IFRS information for the year ended December 31, 2010 not provided in the 2010 annual consolidated financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies

a)	Principles of consolidation

These consolidated financial statements include the accounts of Baja Mining Corp. (the “Company”) and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Boleo Luxembourg holds a 70% interest in Minera y Metalúrgica del Boleo, S.A. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. In addition, MMB holds a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

Subsidiaries are all entities over which the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies and generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de- consolidated from the date on which control ceases.

All significant inter-company transactions and balances have been eliminated.

b)	Foreign currency translation

Functional currency, as described in IAS 21 The effects of changes in foreign exchange rates (“IAS 21”), is the currency of the primary economic environment in which the Company operates. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currencies of MMB, Baja Luxembourg and Boleo Luxembourg is the US dollar, while the functional currency of Costeros and Meseta is the Mexican Peso.

The Company changed its presentation currency from Canadian dollars to US dollars effective January 1, 2011. In accordance with IAS 1 Presentation of financial statements, comparative information is also presented in US dollars.

The results of Baja Mining Corp., Costeros and Meseta have been translated to US dollars in accordance with IAS 21. These guidelines require that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period). All resulting exchange differences arising from the translation of these entities are reported within accumulated other comprehensive income (“AOCI”), as a separate component of equity.

In preparing the financial results of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency of the individual entities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities and equity are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

c)	Financial instruments

(i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value. Cash and cash equivalents exclude cash subject to restrictions (note 5). Cash and cash equivalents and restricted cash are designated as loans and receivables.

(ii)	Short-term deposits

Short-term deposits include term deposits and short-term highly liquid investments with the original term to maturity of greater than three months but less than one year. Short-term deposits are designated as loans and receivables.

(iii)	Other receivables and deposits

Other receivables and deposits are classified as loans and receivables and accordingly are measured initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest method.

(iv)	Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities and debt are classified as other financial liabilities and are initially recognized at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

(v)	Derivative financial instruments

The Company may enter into forward sales, forward purchases and metal options from time to time to preserve and enhance future cash flow streams. Forward exchange contracts may be entered into from time to time to hedge anticipated future transactions. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

c)	Financial instruments (continued)

(v)	Derivative financial instruments (continued)

Derivative financial instruments, including embedded derivatives, are initially recognized at fair value on the date the contract is entered into and are subsequently re-measured at their fair value. Fair values of derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the balance sheet date. Changes in fair value are recognized in profit or loss as the Company does not currently apply hedge accounting.

Derivative instruments are classified as current or non-current assets or liabilities, depending on their maturity dates.

(vi)	Financial assets – impairments

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment may include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

d)	Share purchase warrants

Share purchase warrants with an exercise price denominated in the Company’s functional currency are considered to be equity instruments, with the consideration received reflected as contributed surplus. Upon exercise, the original consideration is reallocated from contributed surplus to share capital along with the associated exercise price.

e)	Deferred financing costs

Deferred financing costs are recognized in connection with proposed corporate transactions which are specifically identified in that the form of debt or equity issuances is known and completion of the transaction is probable. As the corporate transactions are recognized, the deferred financing costs are allocated to the carrying value of the debt or equity recognized. Deferred financing costs include only those costs which are incremental and directly attributable to the proposed corporate transaction and any overhead costs are expensed as incurred. In the event that the transaction is abandoned, previously capitalized deferred financing costs are expensed through the statement of operations.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

f)	Mineral properties

Exploration and evaluation costs are expensed in the period incurred. Acquisition costs for property rights and mining concessions are capitalized. Development costs are capitalized once a development decision is made based on consideration of project economics, including future metal prices, reserves and resources and estimated operating and capital costs.

A decision to develop the Boleo Project was made following the completion of the Definitive Feasibility Study on the economic and technical feasibility of the project in May 2007. All costs have been capitalized from that point forward.

Capitalized costs for a producing project are amortized on a unit-of-production basis over estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off or written down to net realizable value.

g)	Property, plant and equipment

Property, plant and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate as intended by management.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probably that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced component is derecognized. All other costs are charged to the income statement during the period in which it is incurred.

Once an asset is available for use in the location and condition intended by management, it is depreciated to its residual value over its estimated useful life.

Generally, the process plant and mining machinery and equipment are depreciated using the unit-of-production method. The process plant is depreciated over estimated ore reserves and mining machinery and equipment are depreciated over the expected useful life of the asset in hours.

Depreciation of other property, plant and equipment is calculated using the straight-line method over the following estimated useful lives:

Office equipment and furniture	five years
Leasehold improvements	ten years
Computer software and equipment	two to three years
Vehicles	five years
Buildings	twenty years
Process mobile equipment	three to ten years
Transportation equipment	four years

Both the estimated useful lives and residual values of assets are reviewed at least annually.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

h)	Borrowing costs

Borrowing costs on funds directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the asset until such a time as substantially all the activities necessary to prepare the asset for its intended use or sale are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use.

Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted-average interest rate applicable to general borrowings outstanding during the period of construction. The amount of borrowing costs capitalized during the period cannot exceed the actual amount of borrowing costs incurred during the period. Capitalized borrowing costs are amortized over the useful life of the related asset.

All other borrowing costs are expensed as incurred.

i)	Impairment of assets

Assets that have an indefinite useful life are not subject to depreciation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to depreciation or amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units).

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

j)	Leases

Leases where the lessee assumes substantially all of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the lower of the estimated present value of the underlying lease payments and the fair value of the asset. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in subordinated long-term debt, except for those which are due within 12 months of the reporting date, which are classified as current liabilities. The interest element is included as a finance charge in profit or loss over the lease period. The property, plant and equipment acquired under finance leasing contracts is depreciated in terms of the group accounting policy limited to the lease contract term.

Leases of assets under which substantially all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the profit or loss on the straight line basis over the life of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

k)	Provisions

(i)	General provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the period end, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(ii)	Environmental liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Such environmental liabilities are recognized based on the discounted estimated future cash flows. The Company has considered all risks relating to the liabilities in the cash flow estimates and, as such, has applied a risk-free discount rate. Environmental liabilities are adjusted at each reporting period for changes to factors, including the expected amount of the cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted risk-free discount rate. The net present value of future reclamation cost estimates is capitalized to mineral properties and is depreciated on the same basis as mineral properties.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

k)	Provisions (continued)

(ii)	Environmental liabilities (continued)

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the decommissioning and reclamation provision. The Company’s estimates are reviewed at the end of each reporting period for changes in regulatory requirements, effects of inflation and changes in estimates.

l)	Stock-based compensation

The Company’s share option plan provides for the granting of options to directors, officers, employees and service providers, which allows them to purchase common shares of the Company. The Company grants such options on a graded vesting basis for periods of up to five years at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options issued to employees, or those providing services similar to employees, are measured at grant date, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options. The fair value is either recognized as an expense to administration or recorded in exploration or development costs when grants are to individuals working directly on mineral projects. A corresponding increase is then recognized in equity.

The amount recognized is adjusted to reflect the number of share options expected to vest. Stock options issued to non-employees are recognized based on the fair value of the goods or services received.

m)	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustments to tax payable in respect of previous years. Tax on income in interim periods is accrued using the tax rate that would be applicable to expected total annual earnings. The Company does not expect any tax payable in the current year.

Deferred tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are reviewed at each reporting period and recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

m)	Income taxes (continued)

Deferred tax assets and liabilities of the same taxable entity are offset when they relate to taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities are presented as non-current.

n)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if outstanding stock options and warrants were exercised and converted to common shares. The weighted average number of diluted shares is calculated in accordance with the treasury stock method, whereby dilution is calculated based upon the number of common shares issued should “in-the-money” stock options and warrants be exercised and the proceeds used to repurchase common shares of the Company at the average market price during the period. The Company is in a loss position, as such, outstanding stock options and warrants have not been included as these would be anti-dilutive.

o)	Adoption of new or revised IFRSs and IFRSs not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

(i)	IFRS 9 – Financial Instruments

In October 2010, the IASB added the requirements for financial liabilities in the previously issued IFRS 9 Financial Instruments (“IFRS 9”). This standard is effective for annual periods beginning on or after January 1, 2013 and is part of a wider project to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 carried forward the existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(ii)	IFRS 10 – Consolidation

In May 2011, the IASB issued IFRS 10 Consolidation (“IFRS 10”), which replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

o)	Adoption of new or revised IFRSs and IFRSs not yet effective (continued)

(iii)	IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements (“IFRS 10”), which replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(iv)	IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(v)	IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

(vi)	Amendments to Other Standards

In addition, the IASB has made amendments to existing standards, including IAS 27 and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28 has been amended to include joint ventures in its scope and for conforming changes based on the issuance of IFRS 10 and IFRS 11. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard on its financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

4	Key sources of estimation uncertainty and critical accounting judgements

a)	Key sources of estimation uncertainty

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of certain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historic experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

(i)	Impairment of mineral properties

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

(ii)	Estimated environmental liabilities

The Company’s provision for reclamation and closure obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision includes estimates of future costs, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk free interest rate for discounting the future cash outflows. Changes in these factors could result in a change in the provision recognized by the Company.

(iii)	Fair value of loans from non-controlling interests

The shareholder loans meet the definition of financial liabilities and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method (note 11(d)). The Company used valuation techniques to estimate the fair value of loans from non-controlling interests, and any changes in the assumptions used could result in a change in the fair value of the financial liability.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

4	Key sources of estimation uncertainty and critical accounting judgements (continued)

a)	Key sources of estimation uncertainty (continued)

(iv)	Fair value of derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include:

  Zero cost collar copper hedges, entered into to satisfy a condition precedent to the senior debt facilities and manage commodity price exposure, and

  The Company’s cost overrun facility represents a purchased put option (note 10(e)).

(v)	Share based payments

The Company uses assumptions to determine the fair value of share based payments.

(vi)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

Estimates of future taxable income are based on forecasted cash flows and the application of tax laws in each jurisdiction. The Company does not currently have cash flows from operations causing uncertainty that future taxable income will be available to utilize its deferred tax assets. Management reassesses unrecognized deferred tax assets at the end of each reporting period.

(vii)	Contingencies

Due to the size, growth and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements at the time such change occurs.

b)	Critical judgements in applying accounting policies

The critical judgements made by the Company’s management in the process of applying the Company’s accounting policies, apart from those involving estimation (note 4(a)), which have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that the exploration, evaluation and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological and metallurgic information, scoping and feasibility studies, existing permits and life of mine plans.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

5	Restricted cash

	March 31,	December 31,	January 1,
	2011	2010	2010
Construction funds (a)(i)	59,891	99,003	-
Reclamation fund (a)(ii)	3,500	3,500	-
Amounts restricted through credit facilities (b)	861	839	-

	64,252	103,342	-

a)	As required under the senior debt arrangement signed on September 28, 2010, the Company set up certain trust accounts for project funding:
	(i)	Funds from this account may be drawn on a monthly basis and applied only for use in the Boleo Project.

	(ii)	The Company deposited $3,500 into a Reclamation and Closing Account. The funds from this account are to be used solely for the payment of approved closure and reclamation costs of the Boleo Project.

b)	The Company has provided a letter of credit (“LC”) related to a tenant improvement allowance for $779 (Cdn$757). The LC will reduce evenly over the 10 year lease beginning after the second year. In addition, the Company obtained certain operating credit facilities for which it provided $82 (Cdn$80) in security deposits.

6	Deferred financing costs

Balance – January 1, 2010	5,881
Additions	25,209
Transfer to share issuance costs	(512)
Foreign exchange adjustment	70

Balance – December 31, 2010	30,648
Additions	567
Foreign exchange adjustment	57

Balance – March 31, 2011	31,272

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

7	Mineral properties

The acquisition and deferred costs capitalized on the Boleo Project are as follows:

			Deferred
		Mining	development	Construction	Reclamation	Total
	Land	concessions	costs	in progress	provision

Cost
Balance – January 1, 2010	721	256	87,155	52,887	639	141,658
Additions	984	134	35,766	10,894	-	47,778
Share-based payments capitalized	-	-	489	-	-	489
Changes in estimate of reclamation provision	-	-	-	-	194	194
Borrowing costs capitalized	-	-	3,510	-	-	3,510
Foreign currency translation	-	-	138	-	-	138

Balance – December 31, 2010	1,705	390	127,058	63,781	833	193,767

Additions	-	219	14,460	23,395	-	38,074
Share-based payments capitalized	-	-	840	-	-	840
Changes in estimate of reclamation provision	-	-	-	-	2,082	2,082
Borrowing costs capitalized	-	-	4,264	-	-	4,264
Transfer to property, plant and equipment	-	-	-	(1,600)	-	(1,600)
Foreign currency translation	-	-	71	-	-	71

Balance – March 31, 2011	1,705	609	146,693	85,576	2,915	237,498

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

8	Property, plant and equipment

	Computer		Machinery,	Office
	equipment &	Leasehold	plant &	equipment
	software	improvements	equipment	& furniture	Vehicles	Buildings	Total
Cost

Balance – January 1, 2010	521	143	653	195	899	628	3,039
Additions	1,034	2,038	214	953	459	1,400	6,098
Disposals	-	-	-	-	-	-	-
Foreign currency translation	42	80	-	42	-	-	164

Balance – December 31, 2010	1,597	2,261	867	1,190	1,358	2,028	9,301
Additions	625	28	7,286	155	489	560	9,143
Transfer from mineral properties	-	-	1,600	-	-	-	1,600
Disposals	-	(151)	-	(146)	-	-	(297)
Impairment	-	-	(1,000)	-	-	-	(1,000)
Foreign currency translation	27	51	-	25	-	-	103

Balance – March 31, 2011	2,249	2,189	8,753	1,224	1,847	2,588	18,850

Accumulated depreciation
Balance – January 1, 2010	(455)	(110)	(346)	(116)	(344)	(74)	(1,445)
Depreciation	(99)	(151)	(111)	(129)	(223)	(41)	(754)
Disposals	-	-	-	-	-	-	-
Foreign currency translation	(25)	(11)	-	(9)	-	-	(45)

Balance – December 31, 2010	(579)	(272)	(457)	(254)	(567)	(115)	(2,244)
Depreciation	(167)	(107)	(68)	(65)	(109)	(37)	(553)
Disposals	-	151	-	146	-	-	297
Foreign currency translation	(14)	(6)	-	(4)	-	-	(24)

Balance – March 31, 2011	(760)	(234)	(525)	(177)	(676)	(152)	(2,524)

Net carrying value

At January 1, 2010	66	33	307	79	555	554	1,594
At December 31, 2010	1,018	1,989	410	936	791	1,913	7,057
At March 31, 2011	1,489	1,955	8,228	1,047	1,171	2,436	16,326

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

9	Environmental liabilities

	March 31,	December 31,	January 1,
	2011	2010	2010
Special warrants liability (a)	-	328	623
Asset retirement obligation (b)	2,441	359	157
	2,441	687	780
Less – current portion	-	(328)	(337)

Long-term balance	2,441	359	443

a)	Special warrants liability

On February 1, 2011, the Company made the final of four payments to the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca. Total payments were $1,100.

	Total Amount	Discounted

Balance – January 1, 2010	667	623
Accretion of discounted liability for the period	-	38
Less – Repayment	(333)	(333)

Balance – December 31, 2010	334	328
Accretion of discounted liability for the period	-	6
Less – Repayment	(334)	(334)

Balance – March 31, 2011	-	-

b)	Asset retirement obligation

Balance – January 1, 2010	157
Accretion of discounted liability for the period	8
Change in estimated cash flows (i)	194

Balance – December 31, 2010	359
Accretion of discounted liability for the period	3
Change in estimate – estimated cash flows (i)	2,098
Change in estimate – discount rate	(19)

Balance – March 31, 2011	2,441
Less – current portion	-

Long term balance – March 31, 2011	2,441

(i)	Additional disturbance during the period caused an increase in the expected cash flows and remediation liability.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Senior long-term debt facilities

On September 28, 2010 the Company finalized and signed the senior debt facilities outlined below, which are collateralized by a first mortgage over the Company’s assets and severally guaranteed by Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively “the Korean Consortium”) for their portion of the debt. The proceeds from the facilities are to be used exclusively for the construction, development, financing (consisting of interest and fees) and working capital costs of the Boleo Project.

Each of the facilities are to be drawn down pro-rata, subject to eligibility requirements associated with the US Exim facilities, following the injection and spending of the required contributions by the Company and the Korean Consortium, as well as compliance with a number of standard conditions precedent which includes the implementation of a hedging program (note 12).

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, the Company is permitted to make voluntary prepayments on the facilities without any penalty.

a)	Senior debt – Export-Import Bank of the United States (“US Exim”)

US Exim approved a debt facility of $419,612, which includes accrued interest and the capitalized exposure fee of $22,579. The loan bears interest at a fixed rate of 3.02% per annum. Such interest will be accrued and added to the principal outstanding, until the final economic completion date of the project (as defined in the lending agreement). The exposure fee will be added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, the Company may elect to make voluntary minimum prepayments of $5,000 on any instalment date. During the construction period, interest will be accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every three months. In addition, from November 26, 2010, the Company will accrue commitment fees of 0.5% per annum on the uncancelled and undrawn amount of the facility. The accrued commitment fees will be payable every six months starting on June 18, 2011.

b)	Senior debt – Export Development Canada (“EDC”)

EDC has provided the Company with a debt facility of up to $150,000, which includes accrued interest. The loan will bear interest at Adjusted LIBOR plus a margin that will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 1.25% to 6.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. During the construction period, interest will be accrued and added to the principal outstanding. Once the Project reaches economic completion, interest will be payable at least every three months. In addition, the Company will accrue commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Senior long-term debt facilities (continued)

c)	Senior debt – Korean Development Bank (“KDB”)

KDB has provided the Company with a debt facility of up to $90,000. The debt facility will bear interest at Adjusted LIBOR plus a margin that will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months. In addition, the Company will accrue commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

d)	Senior debt – Commercial banks

A group of commercial banks have agreed to provide the following amounts of senior debt to the Company:

Barclays Bank Plc	$13,750
Standard Bank Plc	$8,750
Standard Chartered Bank	$13,750
UniCredit Bank AG	$5,000
WestLB AG, New York Branch	$8,750
$50,000

The loan will bear interest at Adjusted LIBOR plus a margin that will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months.

In addition, the Company will accrue commitment fees of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

e)	Cost overrun facility – Commercial banks

As part of the project debt facility, the Company was required to arrange a $100,000 cost overrun facility. The Company and the Korean Consortium have agreed to proportionately provide $50,000 of which the Company has satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus. The Korean Consortium has guaranteed to supply its $15,000.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

10	Senior long-term debt facilities (continued)

e)	Cost overrun facility – Commercial banks (continued)

The remaining $50,000 million of the cost overrun facility was obtained proportionately from the same group of Commercial banks (note 10(d)). In the event that the Company would draw on the cost overrun facility from the Commercial banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, repayable at least every three months. It shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 2% to 11% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of $1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, the Company will accrue commitment fees of 1.8% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

11	Subordinated long-term debt facilities

	March 31,	December 31,	January 1,
	2011	2010	2010
Subordinated loan - KDB (a)	-	-	-
Funding loan - Korean Consortium (b)	-	-	-
Refundable deposit liability (c)	8,903	8,756	9,350
Loans from non-controlling interest (d)	105,338	66,331	11,794
	114,241	75,087	21,144

Less – current portion	-	-	-

Subordinated long-term debt	114,241	75,087	21,144

a)	Subordinated loan – KDB

KDB has provided the Company with a debt facility of up to $64,000, including accrued interest. This facility will rank subordinate with all other senior debt in right of payment and security and will bear interest at LIBOR plus a margin that will vary between 3.95% and 4.3% at various periods of the loan. The facility will be repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and cash sweeps. Accrued interest will be payable six months in arrears. In addition, the Company will accrue commitment fees of 0.75% per annum on the uncancelled and undrawn amount of the facility, which will be repayable on the last day of every six month period ending June 30 or December 31 of each year.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Subordinated long-term debt facilities (continued)

b)	Funding loan – Korean Consortium

As part of its acquisition of 30% of MMB in 2008, the Korean Consortium is to provide a funding loan of $50,000 to MMB, which is considered part of the Company’s share of the equity residual to be funded. This facility will rank subordinate with all other senior debt, above the KDB subordinated loan in right of payment and security, and will bear interest at the six-month average LIBOR plus 3.5%. Amounts outstanding after repayment of the senior debt facilities (note 10), will accrue interest at the six-month average LIBOR plus 5.5%. The facility will be repayable by September 7, 2020, subject to mandatory cash sweeps and voluntary prepayments from distributions available to shareholders of MMB. Accrued interest will be added to the principal until economic completion, after which interest would become payable six months in arrears, but only from funds available for distribution to the MMB shareholders.

c)	Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Korean Consortium. This deposit is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately $13,000 upon a positive decision related to the production of manganese. This decision must be made by the Company on the later of economic completion of the Boleo Project or May 30, 2011.

During 2010, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was determined that the production decision will likely only be made subsequent to May 30, 2011. Based on a weighted probability assessment, it was estimated that the manganese production decision could likely be made on or earlier than December 31, 2012. As such the amortized cost of the liability was re-measured at May 31, 2010, assuming a remaining life of 31 months, applying an estimated discount rate of 6.73%. As a result, the amortized cost of the refundable deposit liability as at May 31, 2010 was estimated at $8,421 and consequently a reduction in the liability of $1,113 was recognized as a change in estimate in the Consolidated Statement of Operations.

	Face value	Amount
		recognized
Balance – January 1, 2010	10,000	9,350
Change in estimate	-	(1,113)
Accretion of discounted liability for the year	-	519

Balance - December 31, 2010	10,000	8,756
Accretion of discounted liability for the period	-	147

Balance – March 31, 2011	10,000	8,903

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

11	Subordinated long-term debt facilities (continued)

d)	Loans from non-controlling interests

The Korean Consortium has agreed to fund 30% of the historic and future development costs of the Boleo Project. During November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans, including those from the Company. Under the revised terms, the loans will be repayable within ten years from the initial distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt, recognising an increase in the loans from non-controlling interests of $33,762 in contributed surplus.

	Face value	Amount
		recognized

Balance – January 1, 2010	44,686	11,794
Additional contributions	24,270	18,460
Modification of terms of loans	-	33,762
Accretion of discounted liability for the year	-	2,315

Balance – December 31, 2010	68,956	66,331
Additional contributions	36,000	36,657
Accretion of discounted liability for the period	-	2,350

Balance – March 31, 2011	104,956	105,338

At March 31, 2011, the Company estimated the fair value of loans from non-controlling interests at $109,578, based on:

  Management’s estimate of the probable timing of the repayment of the principal and interest.

  The application of a discount rate of 9.4% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments that are repayable over ten years.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

12	Derivative liabilities

In order to satisfy the conditions precedent to the senior long-term debt facilities (note 10), the Company entered into a zero cost collar copper hedging program during 2010 with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016.

The details of the hedging instruments at March 31, 2011 and December 31, 2010 are as follows:

Production	Put price	Call price	Fair value
‘000’s lbs	$ per lb	$ per lb	March 31,	December 31,
			2011	2010
33,716	2.40	3.96	(18,991)	(13,761)
130,146	2.40	3.97	(70,997)	(49,566)
17,637	2.40	4.01	(8,565)	(5,812)
11,097	2.40	4.02	(5,313)	(3,591)
192,596	2.40	3.97	(103,866)	(72,730)

The Company recognized a fair value adjustment on its derivative contracts in the Consolidated Statement of Operations of $31,136 during the three months ended March 31, 2011 and $nil during the three months ended March 31, 2010, as there were no hedge contracts in place at that time.

13	Share capital

a)	Authorized

Unlimited common shares without par value

b)	Warrants

Details of share purchase warrant activity is as follows:

Balance – January 1, 2010	25,046,978
Brokers’ warrants	1,093,750
Warrants issued for equity cost overrun facility	7,408,727
Warrants expired during the period	(110,000)

Balance – December 31, 2010	33,439,455
Warrants expired during the period	(60,000)

Balance – March 31, 2011	33,379,455

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

13	Share capital (continued)

b)	Warrants (continued)

The following table summarizes information about share purchase warrants outstanding at March 31, 2011:

	Number of
	warrants	Weighted
	outstanding	average	Weighted
Range of	and	contractual	average
prices	exercisable	life	exercise price
Cdn$		(years)	Cdn$
0.49 to 0.99	1,170,937	0.82	0.88
1.00 to 1.49	16,040,518	1.98	1.08
1.50 to 2.50	16,168,000	1.49	2.49
	33,379,455	1.70	1.75

c)	Stock options

Details of the Company’s stock option activity are as follows:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$
Balance – January 1, 2010	13,075,000	0.43
Granted	13,815,000	1.16
Exercised	(1,578,750)	0.37
Forfeited	(62,500)	0.87

Balance – December 31, 2010	25,248,750	0.83
Granted	1,950,000	1.06
Exercised	(1,000,000)	0.40
Expired	-	-
Forfeited	(50,000)	0.40

Balance – March 31, 2011	26,148,750	0.86

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

13	Share capital (continued)

c)	Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2011:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of	outstanding	years to	exercise	exercisable	exercise
prices	options	expiry	price	options	price
Cdn$			Cdn$		Cdn$

0.35 to 0.49	8,148,750	1.45	0.40	8,039,063	0.40
0.50 to 0.99	2,435,000	3.18	0.59	1,776,250	0.58
1.00 to 1.49	15,565,000	4.68	1.16	-	-
	26,148,750	3.54	0.87	9,815,313	0.44

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. At March 31, 2011, the Company has reserved 32,597,308 common shares under the plan.

Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 1,950,000 five-year stock options to consultants and employees, with a fair value of $1,146 (Cdn$1,114) attributed to these options. The total stock-based compensation recorded during the period on all vested options was $2,473 (2010 –$394). This has been recognized and charged (based upon the work carried out by the employee or consultant) to either stock-based compensation expense ($1,633; 2010 - $263) or to mineral properties ($840; 2010 - $131), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2011	2010

Risk-free interest rate	2.00%	1.78%
Dividend yield	0%	0%
Expected volatility	81%	84%
Expected stock option life	3.16 years	3.16 years
Weighted average forfeiture rate	0%	0%
Weighted average exchange rates during the period (US$/Cdn$1)	$1.0147	$0.9618
Weighted average fair value of stock options granted	$0.58	$0.43

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

14	Related party transactions

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common during the three month period ended March 31:

	2011	2010

Directors fees – administration	51	17
Management fees – administration	102	27
Management fees – development costs	108	117
	261	161

The above transactions, as well as the loans from the Korean Consortium occurred in the normal course of operations.

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team and the board of directors. The following compensation has been provided to key management personnel:

	2011	2010

Compensation – cash and benefits	457	307
Compensation – share-based payments	1,402	111
	1,859	418

Upon resignation at the Company’s request, executive officers are entitled to termination benefits up to the lesser of 18 months or the period remaining until age 65.

15	Segmented information

The Company’s only business activity is the development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area as at March 31, 2011 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	76,511	277,080	353,591
Current assets	39,843	48,087	87,930
Total assets	116,354	325,167	441,521

Total liabilities	1,821	245,262	247,083

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

15	Segmented information (continued)

The breakdown by geographic region as at December 31, 2010 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	114,234	224,809	339,043
Current assets	41,056	11,131	52,187
Total assets	155,290	235,940	391,230

Total liabilities	2,253	160,822	163,075

The breakdown by geographic region as at January 1, 2010 is as follows:

	Canada	Mexico	Consolidated

Non-current assets	5,041	144,092	149,133
Current assets	19,622	2,897	22,519
Total assets	24,663	146,989	171,652

Total liabilities	10,479	15,893	26,372

No revenues were earned in either of the geographic areas.

16	Commitments

a)

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at March 31, 2011 are estimated to be $217,530, the payments for which are expected as follows:

2011	174,024
2012	43,506
217,530

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at March 31, 2011 amount to $380, the payments for which are all expected as follows:

2011	182
2012	113
2013	85
380

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

16	Commitments (continued)

c)

The Company entered into an office lease at a new location in 2010. The lease committed the Company to a 10 year lease at an average monthly lease of $55 (Cdn$53 per month). In addition to the monthly lease payments, the Company has provided a security deposit of $494 (Cdn$480), and has provided a letter of credit (“LC”), related to the tenant improvement allowance, of $779 (Cdn$757) prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

The Company’s future minimum lease payments under these leases are as follows:

2011	644
2012 – 2016	3,220
Thereafter	2,393
6,257

d)

As required by the terms of the senior long-term debt facilities, the Company has agreed to terms of an off- take arrangement with Louis Dreyfus whereby the Company committed to sell 70% of the copper and cobalt that is expected to be produced during the first 10 years of the Boleo Project’s operations, at commercial terms.

e)

Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In accordance with these terms, the Company has deposited $3,500 and has committed to deposit $9,900 into the project reclamation funding account before December 31, 2013.

2011	1,400
2012	4,900
2013	3,600
9,900

f)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

17	Supplemental cash flow information

The non-cash investing and financing activities of the Company includes the following:

	March 31,	March 31,
	2011	2010

Increase (decrease) in accounts payable and accrued liabilities related to mineral properties	8,956	(807)

Increase (decrease) in accounts payable and accrued liabilities related to property, plant and equipment expenditures	504	-

Increase (decrease) in accounts payable and accrued liabilities related to deferred financing costs	(177)	-
Borrowing costs	4,264	260
Stock-based compensation	840	86

Other supplemental information:

	March 31,	March 31,
	2011	2010
Interest received	12	7

Cash and cash equivalents comprise:

Cash in bank	54,630	1,970
Term deposits with maturity of less than three months	-	6,000
	54,630	7,970

18	Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported balance sheets and statements of operations.

In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP Consolidated Balance Sheets as at January 1, March 31 and December 31, 2010, including a reconciliation of equity, and Consolidated Statements of Operations and Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2010 and the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained.

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date, with the exception of certain mandatory and optional exemptions, with all adjustments to assets and liabilities taken to deficit.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

18	Transition to IFRS (continued)

The following mandatory exceptions and optional exemptions to retrospective application are applicable to the Company:

Mandatory Exceptions

(a)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(b)	Non-controlling interests

IAS 27 requires that total comprehensive income is attributed to the owners of the parent and to non-controlling interests having a deficit balance. IFRS 1 only permits the application of this requirement prospectively for first-time adopters. The Company has applied these provisions of IAS 27 on a prospective basis from the date of transition in accordance with IFRS 1.

Optional Exemptions

(c)	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occurred on or after January 1, 2010.

(d)	Cumulative translation differences

The Company has chosen to apply the IFRS 1 election that allows a first-time adopter to set the currency translation adjustment, which is included in AOCI, to zero at January 1, 2010 and adjust deficit by the same amount. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

(e)	Share-based payment transactions

IFRS 1 does not require first-time adopters to apply IFRS 2 Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to apply this exemption to awards that vested prior to January 1, 2010.

Reconciliations of assets, liabilities, equity and comprehensive income from those the Company reported under Canadian GAAP to IFRS follow below, with an explanation of the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company. These differences result in the adjustments included in the tables that follow.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

18	Transition to IFRS (continued)

(f)	Functional currency

Under Canadian GAAP, the functional currency of MMB was the Canadian dollar, and under IFRS, the Company concluded that the functional currency of MMB is the US dollar. Under IFRS, the foreign currency non-monetary assets and liabilities of MMB are translated into the presentation currency at their historical rates.

As a result of the change in functional currency of MMB on transition to IFRS from Canadian dollars to US dollars, the Company has changed its presentation currency to US dollars. The currency translation adjustment arising from Baja Mining Corp., Costeros and Meseta having a different functional currency than the presentation currency of the consolidated group is recognized in other comprehensive income.

(g)	Mineral properties

The adjustments to environmental liabilities (note 18(i)), were recognized against the carrying value of mineral properties in accordance with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”).

As a result of the recognition of the subordinated loans from related parties at fair value and subsequently at amortized cost (note 18(j)), subsequent accretion amounts (which are considered to be borrowing costs) have been capitalized to the carrying value of mineral properties in accordance with IAS 23 Borrowing Costs (“IAS 23”). Furthermore, the refundable deposit liability (note 11(c)) was determined to represent general borrowings as contemplated in IAS 23. As a result, the accretion expense related to the refundable deposit liability, which was previously recognized in accumulated deficit, was capitalized to mineral properties as at January 1, 2010 and continues to be capitalized under IFRS, based on the application of a weighted average capitalization rate.

Under Canadian GAAP, the Company recognized a deferred tax liability related to share-based payment amounts capitalized to mineral properties. The corresponding deferred tax expense was capitalized to development costs within mineral properties. However, IFRS prohibits the recognition of the deferred tax liability related to capitalized share-based payments as it does not stem from a business combination nor does it affect accounting or taxable income at the time. Therefore, the deferred tax expense previously capitalized to mineral properties has been derecognized.

(h)	Share-based payment

IFRS requires measurement of share-based payments to non-employees to be based on the fair value of the goods or services received. However, the definition of an employee under IFRS is much broader as it also includes “others who perform services similar to those rendered by employees”.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

18	Transition to IFRS (continued)

(h)	Share-based payment (continued)

Canadian GAAP requires that share-based payments to non-employees are based on the most reliable measure of either, (i) the stock options (based on a recognized valuation technique such as the Black Scholes model), or (ii) the fair value of the goods or services. The Company’s non-employee share-based payments were measured based on the fair value of the stock options as determined using the Black Scholes valuation model. Canadian GAAP also requires that stock options granted to non-employees are measured at the earliest of (i) the date that the counterparty’s performance is complete, (ii) the date at which a performance commitment is reached, or (iii) in the case of fully vested options, the grant date.

(i)	Environmental liabilities

Under IFRS, estimates of provisions are to be revisited at each reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions, including assumptions related to the discount rate used in determining the present value of the obligation. In accordance with IFRIC 1 (and similar to Canadian GAAP), changes resulting from the re-measurement of provisions are to be recognized against the value of the corresponding asset. Changes that reflect the passage of time (accretion) are recognized as finance costs.

Under Canadian GAAP, environmental liabilities are not adjusted for changes in the discount rate and accretion was recognized as part of operating expenses.

(j)	Measurement of subordinated debt from non-controlling interests

Under Canadian GAAP, the subordinated loans from the Korean Consortium received subsequent to the historical development costs, which were at arm’s length, are related party transactions and were recorded at face value (note 11(d)).

IFRS does not contain separate measurement criteria for related party transactions. As such, the subordinated loans from the Korean Consortium are measured in accordance with IAS 39, which requires that these loans be recognized initially at fair value and thereafter at amortized cost. This has resulted in additional borrowing costs being capitalized to mineral properties in accordance with IAS 23, as the loans from non-controlling interests are specific to the development of the Boleo Project.

(k)	Other comprehensive income (loss)

Other comprehensive income (loss) consists of the change in the currency translation adjustment. As described in note 18(f), a currency translation adjustment did not arise under Canadian GAAP.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

18	Transition to IFRS (continued)

(l)	Non-controlling interests

Under IFRS, non-controlling interests are to be presented as part of equity. In addition, total comprehensive loss is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company will apply the requirements of IFRS 3 to future business combinations (without revisiting past business combinations) (note 18(c)), the latter provision of IAS 27 shall only be applied prospectively from January 1, 2010.

Under Canadian GAAP, the Company did not early adopt the provisions of CICA Handbook Section 1602 Non-controlling interests, and thus, did not recognize a loss from non-controlling interests. The Company applied CICA Handbook Section 1600 Consolidated Financial Statements, which prohibited the recognition of non-controlling interests with a deficit balance.

(m)	Derivative asset

The Company’s purchased put option (note 10(e)) was treated as an equity instrument within share capital in accordance with Canadian GAAP. This put option is a derivative asset under IFRS, recognized at fair value through profit or loss.

(n)	Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the consolidated balance sheets and consolidated statements of operations have resulted in reclassification of various amounts on the statements of cash flows. As there have been no changes to the net cash flows, no reconciliations have been prepared.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

18	Transition to IFRS (continued)

The January 1, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
ASSETS

Cash and cash equivalents		5,969	-	5,969
Short term deposits		15,608	-	15,608
Other receivables		856	-	856
Deposits and prepaid expenses		86	-	86

Current assets		22,519	-	22,519

Deferred financing costs	(f)	6,261	(380)	5,881
Mineral properties	(f)-(j)	141,041	617	141,658
Property, plant and equipment	(f)	1,598	(4)	1,594

Total assets		171,419	233	171,652

LIABILITIES AND EQUITY

Accounts payable and accrued liabilities		3,644	-	3,644
Current portion of environmental liabilities		337	-	337
Income taxes payable		804	-	804

Current liabilities		4,785	-	4,785

Environmental liabilities	(i)	449	(6)	443
Subordinated long-term debt	(j)	44,146	(23,002)	21,144

Total liabilities		49,380	(23,008)	26,372

Share capital		97,191	-	97,191
Share purchase warrants		15,638	(15,638)	-
Contributed surplus	(h)(j)	85,956	39,315	125,271
Deficit	(d)(f)(g)	(72,423)	(4,760)	(77,182)
Accumulated other comprehensive (loss) income	(d)(f)	(4,323)	4,323	-

Total equity		122,039	23,241	145,280

Total liabilities and equity		171,419	233	171,652

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

18	Transition to IFRS (continued)

The March 31, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
ASSETS

Cash and cash equivalents		7,970	-	7,970
Short term deposits		7,000	-	7,000
Other receivables		1,071	-	1,071
Deposits and prepaid expenses		113	-	113

Current assets		16,154	-	16,154

Other receivables		473		473
Deferred financing costs	(f)	6,412	(167)	6,245
Mineral properties	(f)-(j)	146,442	589	147,031
Property, plant and equipment	(f)	1,628	18	1,646

Total assets		171,109	440	171,549

LIABILITIES AND EQUITY

Accounts payable and accrued liabilities		3,124	-	3,124
Current portion of environmental liabilities		309	-	309

Current liabilities		3,433	-	3,433

Environmental liabilities	(i)	159	(10)	149
Subordinated long-term debt	(j)	46,271	(24,557)	21,714

Total liabilities		49,863	(24,567)	25,296

Share capital		97,609	-	97,609
Share purchase warrants		15,638	(15,638)	-
Contributed surplus	(h)(j)	85,970	41,172	127,142
Deficit	(d)(f)(g)(j)	(73,119)	(8,448)	(81,567)
Accumulated other comprehensive (loss) income	(d)(f)	(4,852)	8,050	3,198

Shareholders’ equity		121,246	25,136	146,382
Non-controlling interests	(l)	-	(129)	(129)

Total equity		121,246	25,007	146,253

Total liabilities and equity		171,109	440	171,549

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

18	Transition to IFRS (continued)

The December 31, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
ASSETS

Cash and cash equivalents		48,151	-	48,151
Other receivables		3,272	-	3,272
Deposits and prepaid expenses		764	-	764

Current assets		52,187	-	52,187

Restricted cash		103,342	-	103,342
Other receivables		483	-	483
Deferred financing costs	(f)	31,718	(1,070)	30,648
Mineral properties	(f)-(j)	197,638	(3,871)	193,767
Property, plant and equipment	(f)	6,998	59	7,057
Derivative asset	(m)	-	3,746	3,746

Total assets		392,366	(1,136)	391,230

LIABILITIES AND EQUITY

Accounts payable and accrued liabilities		14,571	-	14,571
Current portion of environmental liabilities		328	-	328

Current liabilities		14,899	-	14,899

Environmental liabilities	(i)	462	(103)	359
Subordinated long-term debt	(j)	79,504	(4,417)	75,087
Derivative liabilities		72,730	-	72,730

Total liabilities		167,595	(4,520)	163,075

Share capital	(m)	280,283	3,746	284,029
Share purchase warrants		19,508	(19,508)	-
Contributed surplus	(h)(j)	77,191	24,956	102,147
Deficit	(d)(f)(g)(j)	(153,298)	6,536	(146,762)
Accumulated other comprehensive income	(d)(f)	1,087	10,790	11,877

Shareholders’ equity		224,771	26,520	251,291
Non-controlling interests	(l)	-	(23,136)	(23,136)

Total equity		224,771	3,384	228,155

Total liabilities and equity		392,366	(1,136)	391,230

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

18	Transition to IFRS (continued)

The Consolidated Statement of Operations for the three months ended March 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Expenses
General and administration		140	-	140
Wages and subcontractors		748	-	748
Stock-based compensation	(h)	158	105	263
Depreciation and accretion	(g)(i)	140	(114)	26
Management and directors fees		44	-	44
Professional and consulting fees		287	-	287
Research		99	-	99
Shareholders information		166	-	166

Loss before other items		(1,782)	9	(1,773)
Foreign exchange gain (loss)	(f)	1,006	(3,752)	(2,746)
Net financing cost and other income	(i)	8	(3)	5

Loss before income tax		(768)	(3,746)	(4,514)

Income tax recovery	(g)	72	(72)	-

Loss for the period		(696)	(3,818)	(4,514)

Loss for the period attributable to:
Shareholders of the Company		(696)	(3,689)	(4,385)
Non-controlling interests	(l)	-	(129)	(129)

Basic and diluted loss per share		(0.00)	(0.03)	(0.03)

The Consolidated Statement of Comprehensive Loss for the three months ended March 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS

Loss for the period	(f)-(i)	(696)	(3,818)	(4,514)

Other comprehensive (loss) income
Currency translation adjustment	(f)	(529)	3,727	3,198

Total comprehensive loss		(1,225)	(91)	(1,316)

Total comprehensive loss attributable to:
Shareholders of the Company		(1,225)	38	(1,187)
Non-controlling interests	(l)	-	(129)	(129)

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements - Unaudited
March 31, 2011
(expressed in thousands of US dollars, unless stated otherwise)

18	Transition to IFRS (continued)

The Statement of Operations for the year ended December 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS
Expenses
General and administration		1,685	-	1,685
Wages and subcontractors		3,723	-	3,723
Stock-based compensation	(h)	921	53	974
Depreciation and accretion	(g)(i)	905	(519)	386
Management and directors fees		1,176	-	1,176
Professional and consulting fees		1,671	-	1,671
Research		627	-	627
Shareholders information		964	-	964

Loss before other items		(11,672)	466	(11,206)
Foreign exchange gain (loss)	(f)	2,187	(12,083)	(9,896)
Net financing cost and other income		385	-	385
Change in estimate – refundable deposit liability		1,113	-	1,113
Fair value adjustment on derivative instruments		(72,730)	-	(72,730)

Loss before income tax		(80,717)	(11,617)	(92,334)

Income tax expense	(g)	(158)	(224)	(382)

Loss for the period		(80,875)	(11,841)	(92,716)

Loss for the period attributable to:
Shareholders of the Company		(80,875)	11,295	(69,580)
Non-controlling interests	(l)	-	(23,136)	(23,136)

Basic and diluted loss per share		(0.48)	0.07	(0.41)

The Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010 under Canadian GAAP has been reconciled to IFRS as follows:

	Note	Canadian	Effect of	IFRS
		GAAP	transition to
			IFRS

Loss for the period	(f)-(i)	(80,875)	(11,841)	(92,716)

Other comprehensive income
Currency translation adjustment	(f)	5,410	6,467	11,877

Total comprehensive loss		(75,465)	(5,374)	(80,839)

Total comprehensive loss attributable to:
Shareholders of the Company		(75,465)	17,762	(57,703)
Non-controlling interests	(l)	-	(23,136)	(23,136)